EXHIBIT 7.1

Statement of Computation of Ratio of Earnings to Fixed Charges

($ in millions)

	2007	2008	2009	2010	2011(1)
Earnings
Pre-tax income (loss) from continuing operations	$22.3	$(16.7)	$13.6	$37.5	$(61.4)
Fixed charges	75.5	67.8	62.7	65.9	76.6
Amortization of capitalized interest	—	—	—	—	—
Less:
Interest capitalized	0.2	—	—	—	—

Earnings	$97.6	$51.1	$76.3	$103.4	$15.2

Fixed Charges
Interest expensed and capitalized	$70.1	$62.8	$57.6	$57.6	$53.5

Amortized premiums, discounts and capitalized expenses related to indebtedness	3.8	3.1	3.0	3.2	2.9

Write off of unamortized OID and deferred financing costs	—	—	—	3.2	18.2
Estimate of interest in rental expense	1.6	1.9	2.1	1.9	2.0

Total fixed charges	$75.5	$67.8	$62.7	$65.9	$76.6

Ratio of Earnings to Fixed Charges	1.3x	—	1.2x	1.6x	—

Additional pre-tax earnings necessary to achieve 1:1 ratio	NA	$16.7	NA	NA	$61.4

(1)	The 2011 period includes the Combined Successor year ended December 31, 2011 and Predecessor period January 1, 2011 through January 25, 2011.